                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                               (Amendment No. 21)

                   INCOME OPPORTUNITY REALTY INVESTORS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   452926-10-8
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                Robert A. Waldman
                        1800 Valley View Lane, Suite 300
                               Dallas, Texas 75234
                                 (469) 522-4366
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                February 12, 2002
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
    1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

              American Realty Investors, Inc., FEI No. 75-2847135
--------------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3) SEC Use Only


--------------------------------------------------------------------------------
    4) Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6) Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------
                        7)  Sole Voting Power            -0-

 Number of              -------------------------------------------------------
Shares Bene-            8)  Shared Voting Power          -0-
 ficially
 Owned by               -------------------------------------------------------
Each Report-            9)  Sole Dispositive Power       -0-
in Person
With                    -------------------------------------------------------
                        10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person

        409,935
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Row (11)

        28.5%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
    1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                 American Realty Trust, Inc., FEI No. 54-0697989
--------------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3) SEC Use Only


--------------------------------------------------------------------------------
    4) Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6) Citizenship or Place of Organization

       Georgia
--------------------------------------------------------------------------------
                        7)  Sole Voting Power            -0-

 Number of              -------------------------------------------------------
Shares Bene-            8)  Shared Voting Power          -0-
 ficially
 Owned by               -------------------------------------------------------
Each Report-            9)  Sole Dispositive Power       -0-
in Person
With                    -------------------------------------------------------
                        10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person

        409,935
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Row (11)

        28.5%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
    1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

                     EQK Holdings, Inc., FEI No. 75-2931679
--------------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3) SEC Use Only


--------------------------------------------------------------------------------
    4) Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6) Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------
                        7)  Sole Voting Power            409,935

 Number of              -------------------------------------------------------
Shares Bene-            8)  Shared Voting Power          -0-
 ficially
 Owned by               -------------------------------------------------------
Each Report-            9)  Sole Dispositive Power       409,935
in Person
With                    -------------------------------------------------------
                        10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person

        409,935
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Row (11)

        28.5%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
    1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

               Basic Capital Management, Inc., FEI No. 75-2261065
--------------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3) SEC Use Only


--------------------------------------------------------------------------------
    4) Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6) Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------
                        7)  Sole Voting Power            106,802

 Number of              -------------------------------------------------------
Shares Bene-            8)  Shared Voting Power          -0-
 ficially
 Owned by               -------------------------------------------------------
Each Report-            9)  Sole Dispositive Power       106,802
in Person
With                    -------------------------------------------------------
                        10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person

        106,802
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Row (11)

        7.4%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

CUSIP No. 452926-10-8

--------------------------------------------------------------------------------
    1) Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)

          Transcontinental Realty Investors, Inc., FEI No. 94-6565852
--------------------------------------------------------------------------------
    2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]
--------------------------------------------------------------------------------
    3) SEC Use Only


--------------------------------------------------------------------------------
    4) Source of Funds (See Instructions)

       WC
--------------------------------------------------------------------------------
    5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                            [ ]
--------------------------------------------------------------------------------
    6) Citizenship or Place of Organization

       Nevada
--------------------------------------------------------------------------------
                        7)  Sole Voting Power            345,728

 Number of              -------------------------------------------------------
Shares Bene-            8)  Shared Voting Power          -0-
 ficially
 Owned by               -------------------------------------------------------
Each Report-            9)  Sole Dispositive Power       345,728
in Person
With                    -------------------------------------------------------
                        10) Shared Dispositive Power     -0-

--------------------------------------------------------------------------------
    11) Aggregate Amount Beneficially Owned by Each Reporting Person

        345,728
--------------------------------------------------------------------------------
    12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
    13) Percent of Class Represented by Amount in Row (11)

        24%
--------------------------------------------------------------------------------
    14) Type of Reporting Person (See Instructions)

        CO
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     This Amendment to Statement on Schedule 13D relates to the shares of Common Stock, par value $0.01 per share (the "Shares") of INCOME OPPORTUNITY REALTY INVESTORS, INC., a Nevada corporation ("IOT" or the "Company" or the "Issuer") and further amends the original Statement on Schedule 13D as amended by Amendment Nos. 1 through 20 thereof (the "Amended Statement") filed by and on behalf of the "Reporting Persons" described below. The principal executive offices of the Company are located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. The CUSIP number of the Shares is 452926-10-8.

     This Amendment No. 21 to Schedule 13D is being filed to reflect various changes in the information contained in the Amended Statement, including change in addresses, officers and directors of entities and a proposed merger of the Issuer. During the period ended January 31, 2002, the collective beneficial ownership of the Reporting Persons increased by approximately 3.6%. The increase was due to a reduction in the number of shares of the Issuer outstanding.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 of the Amended Statement is hereby further amended as follows:

     This Amendment is being filed on behalf of American Realty Investors, Inc., a Nevada corporation ("ARL"), its wholly-owned subsidiary, American Realty Trust, Inc., a Georgia corporation ("ART"), and its wholly-owned subsidiary, EQK Holdings, Inc., a Nevada corporation ("EQK"), Basic Capital Management, Inc., a Nevada corporation ("BCM") and Transcontinental Realty Investors, Inc., a Nevada corporation ("TCI"), each of which have their principal executive offices located at 1800 Valley View Lane, Suite 300, Dallas, Texas 75234. All of ARL, ART, EQK, BCM and TCI are collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM owns approximately 55.2% of the outstanding securities of ARL and BCM serves as the Advisor to ARL and TCI.

     I. ARL is a real estate investment company organized and existing under the laws of the State of Nevada, engaged through subsidiaries in the business of investing in, financing, owning and operating real estate and real estate related assets. The name, business address and capacity with ARL of each of the executive officers or directors of ARL as set forth on Schedule 1. Each of the individuals listed on Schedule 1 is a citizen of the United States of America.

     II. ART is a real estate investment company organized and existing as a Georgia corporation engaged in the business of investing in and originating mortgage loans and investing in real estate. ART's principal business activities include investments in real estate and in other business ventures. The name, business address and capacity with ART of each of the executive officers or directors of ART are set forth on Schedule 2 attached hereto. Each of the individuals listed on Schedule 2 is a citizen of the United States of America. ART is a wholly-owned subsidiary of ARL.

     III. EQK is a real estate investment company organized and existing under the laws of the State of Nevada engaged in the business of investing in real estate and securities. The name, business address and capacity with EQK of each of the executive officers or directors of EQK are set forth on Schedule 3 attached hereto. Each of the individuals listed on Schedule 3 is a citizen of the United States of America. EQK is a wholly-owned subsidiary of ART.

     IV. BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate and investment trusts and other real estate entities. The name, business address and capacity with BCM of each of the executive officers or directors of BCM are set forth on Schedule 4 attached hereto. Each of the individuals listed on Schedule 4 is a citizen of the United States of America.

     V. TCI is a real estate investment company organized and existing under the laws of the State of Nevada. TCI's principal business activity is investment in financing, owning and operating real estate. The name, business address and capacity with TCI of each of the executive officers or directors of TCI are set forth on Schedule 5 attached hereto. Each of the individuals listed on Schedule 5 is a citizen of the United States of America.

     Individuals whose names are not listed on Schedules 2, 4 or 5 who may have previously been referred to as executive officers or directors of ART, BCM or TCI, respectively in Amendment No. 20 to Schedule 13D no longer occupy those positions, each having resigned or been removed prior to the date of this Amendment.

     (d) During the last five years, none of ARL, ART, EQK, BCM, TCI, nor any of their respective executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, none of ARL, ART, EQK, BCM, TCI, nor any of their respective executive officers or directors has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The consideration paid to purchase the Shares described in Item 5 below is from working capital of each of the Reporting Persons and no part of the purchase price is represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares. Each of the Reporting Persons have in the past and may in the future, utilized margin accounts with various brokerage firms which accounts may, from time to time, have debit balances and include certain of the Shares. Since other securities are held in such accounts, it may be impracticable at any time to determine the amounts, if any, borrowed with respect to the Shares and interest costs vary with applicable costs and account balances.

ITEM 4.  PURPOSE OF TRANSACTION

     Item 4 of the Amended Statement is hereby further amended as follows:

     The United States District Court for the Northern District of California entered an Order on February 12 granting final approval of a proposed settlement of a derivative action entitled Jack Olive, et al. v. National Income Realty Trust, et al. (the "Olive Litigation"). The Issuer, TCI and ART are parties to the Olive Litigation. The Settlement Agreement requires through the mechanism of freeze-out mergers that the Issuer and TCI become subsidiaries of ARL. Under the Settlement Agreement, persons not affiliated with ARL, ART, BCM or Gene E. Phillips are to receive $19 per share in cash for the Shares or $17.50 per share in cash for TCI Common Stock. In the freeze-out mergers, the nonaffiliated stockholders will have the opportunity (but no obligation) to affirmatively elect to receive shares of Preferred Stock of ARL having a liquidation value of $21.50 per share in cash in exchange for the Issuer's Common Stock or $20 per share in cash for TCI Common Stock. In the freeze-out mergers, the entities affiliated with ARL and BCM will receive shares of ARL Preferred Stock for shares of Common Stock of the Issuer and/or TCI held by them. The purchase prices and liquidation values have been established under the Settlement Agreement. The freeze-out mergers are to occur only after satisfaction of certain conditions, including the approval of each freeze-out merger by a majority of the shares held by stockholders of TCI and/or the Issuer who are not affiliated with BCM, ARL or their affiliates who vote in person or by proxy at meetings of stockholders called for that purpose. It is presently anticipated that the proposed acquisitions through the freeze-out mergers would occur during the third calendar quarter of 2002 (July 1 - September 30, 2002). If such mergers occur, the Issuer would become a wholly-owned subsidiary of ARL, and the Shares would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     Except with respect to the proposed merger transaction described above, and any ancillary affect same would have on the following items, the Reporting Persons do not have any plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries (except that as part of the proposed merger transaction, certain real property assets owned by the Issuer may be sold);

          (d) Any change in the present Board of Directors or Management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person (except that the Reporting Persons' collective ownership of 59.9% of the outstanding Shares would itself be an impediment to any potential change of control not approved by the Reporting Persons);

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association (except that if the merger of the Issuer with a subsidiary of ARL is effectuated, the

     Issuer's Shares will no longer be eligible for listing on a national securities exchange);

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (except that if the merger of the Issuer with a subsidiary of ARL is consummated, the number of common stockholders of the Issuer will be reduced below 300, and such Shares would then become eligible for termination of registration); or

          (j) Any actions similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     Item 5 of the Amended Statement is hereby further amended as follows:

     (a) According to the latest information available from the Issuer, as of December 31, 2001, the total number of issued and outstanding Shares was 1,438,945 Shares. As of January 31, 2002, the following Shares were owned directly and beneficially by the Reporting Persons set forth below:

        Name                              No. of Shares Owned                         Approximate % Class
        ----                              -------------------                         -------------------
        EQK*                                     409,935                                     28.5%
        ART**                                    409,935                                     28.5%
        ARL**                                    409,935                                     28.5%
        BCM                                      106,802                                      7.5%
        TCI                                      345,728                                     24.0%
                                                 -------                                     -----
     Totals:                                     862,465***                                  59.9%
                                                 =======                                     =====

----------

*During August 2001, ART transferred to EQK 409,935 Shares as a contribution to capital of EQK. All of such Shares were originally acquired by ART in open market purchase transactions.

**Same Shares as owned by EQK; EQK is a wholly-owned subsidiary of ART which in turn is a wholly-owned subsidiary of ARL; ARL is the indirect parent of EQK.

***If the merger of the Issuer with a subsidiary of ARL is consummated, the 106,802 Shares held by BCM will be converted into 106,802 shares of ARL Series H Preferred Stock, and the 409,935 Shares held by EQK will be cancelled. If the merger of TCI with a subsidiary of ARL is consummated, the 345,728 Shares held by TCI will also be cancelled; if the merger of TCI with a subsidiary of ARL is not consummated, the 345,728 Shares held by TCI will be converted into 345,728 shares of ARL Series H Preferred Stock.

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934 (the "Exchange Act"), each of the directors of ARL, ART and EQK may be deemed to beneficially own the number of Shares owned by EQK described above; each of the directors of BCM may be deemed to beneficially own the Shares held directly by BCM; and each of the directors of TCI may be deemed to beneficially own the Shares held directly by TCI. Those individuals and the number of Shares deemed beneficially owned pursuant to Rule 13d-3, and the approximate percent of the class, as well as the relationship, are set forth in the following table:

                                                                No. of Shares
                                                                 Beneficially          % of
Name of Director                                 Entity             Owned              Class
----------------                             -------------      -------------          -----
Earl D. Cecil                                ARL and TCI           755,663             52.5%
Richard W. Humphrey                          ARL                   409,935             28.5%
Collene C. Currie                            ARL                   409,935             28.5%
Joseph Mizrachi                              ARL                   409,935             28.5%
Ronald E. Kimbrough                          EQK and ART**         409,935             28.5%
Robert A. Waldman                            EQK and ART**         409,935             28.5%
Ryan T. Phillips                             BCM                   106,802             7.5%
Mickey Ned Phillips                          BCM                   106,802             7.5%
Ted P. Stokely                               TCI                   345,728             24.0%
Henry A. Butler                              TCI                   345,728             24.0%
Martin L. White                              TCI                   345,728             24.0%
                                                                   -------             -----
    Total Shares beneficially                                      862,465             59.9%
    owned by Reporting                                             =======             =====
    Persons and individuals
    listed above:


     (b) Each of the directors of ARL, ART and EQK may be deemed to share voting and dispositive power over the 409,935 Shares held by EQK. The directors of BCM have shared voting and dispositive power over the 106,802 Shares held by BCM. Each of the directors of TCI have shared voting and dispositive power over the 345,728 Shares held by TCI.

     (c) During the 60 calendar days ended January 31, 2002 and thereafter through April 12, 2002, the Reporting Persons and their respective executive officers and directors did not engage in any transaction in the Shares or any other equity interests derivative thereof.

     (d) No person other than the Reporting Person or its respective Board of Directors is known to have the right to receive or the power to direct receipt of dividends from, or the proceeds of sale of, the Shares held by each of EQK, BCM and TCI, subject to the matters set forth in Item 6 below.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 of the Amended Statement is hereby further amended to read as follows:

     EQK has pledged 250,000 Shares to a bank as additional collateral to secure a loan to EQK. An additional 153,400 Shares owned by EQK, and 106,802 Shares owned by BCM may be deemed to be "collateral" for borrowings pursuant to margin or other account arrangements with banks and brokerage firms relating to accounts of EQK and BCM, respectively. Such arrangements are standard arrangements involving margin securities of up to a specified percentage of the market value of the shares and bear interest at varying rates and contain only standard default and similar provisions, the operation of any of which should not give any person immediate voting power or investment power over such securities. Such arrangements exist with the Shares and other securities held in such accounts and it is impracticable at any time to determine the amounts, if any, with respect to the Shares and interest costs under such arrangements vary with applicable costs and account balances.

     All 345,728 Shares owned by TCI are located at a brokerage firm in a cash account (not margin account), and do not serve as "collateral" for any borrowings pursuant to any margin account arrangement or otherwise.

     Except as set forth in the preceding paragraphs, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Amended Statement is hereby further amended to add the following exhibits, which are filed herewith or are incorporated by reference as indicated below:

  EXHIBIT
DESIGNATION                       DESCRIPTION OF EXHIBIT

     2.1 Second Amendment to Modification of Stipulation of Settlement effective October 5, 2001 (incorporated by reference to Exhibit 10.1 to Income Opportunity Realty Investors, Inc. Current Report on Form 8-K filed on April 10, 2002, File No. 001-14784).

     2.2 Amendment to Second Amendment to Modification of Stipulation dated February 4, 2002 (incorporated by reference to Exhibit
                    10.2 to Income Opportunity Realty Investors, Inc. Current Report on Form 8-K filed on April 10, 2002, File No. 001-14784).

     2.3 Order entered February 12, 2002, by the United States District Court, Northern District of California (incorporated by reference to Exhibit 10.3 to Income Opportunity Realty Investors, Inc. Current Report on Form 8-K filed on April 10, 2002, File No. 001-14784).

                                   SIGNATURES

     After reasonable inquiry and to the best of their respective knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 21 to Statement on Schedule 13D is true, complete and correct.

Dated: April 12, 2002


                                        AMERICAN REALTY INVESTORS, INC.

                                        By:  /s/ Ronald E. Kimbrough
                                           -------------------------------------
                                             Ronald E. Kimbrough
                                             Executive Vice President


                                        AMERICAN REALTY TRUST, INC.

                                        By:  /s/ Ronald E. Kimbrough
                                           -------------------------------------
                                             Ronald E. Kimbrough,
                                             Executive Vice President


                                        EQK HOLDINGS, INC.

                                        By:  /s/ Ronald E. Kimbrough
                                           -------------------------------------
                                             Ronald E. Kimbrough,
                                             Vice President


                                        BASIC CAPITAL MANAGEMENT, INC.

                                        By:  /s/ Ronald E. Kimbrough
                                           -------------------------------------
                                             Ronald E. Kimbrough,
                                             Executive Vice President

                                        TRANSCONTINENTAL REALTY INVESTORS, INC.

                                        By:  /s/ Ronald E. Kimbrough
                                           -------------------------------------
                                             Ronald E. Kimbrough,
                                             Executive Vice President

                                   SCHEDULE 1

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                         AMERICAN REALTY INVESTORS, INC.



    NAME AND CAPACITY WITH                                                            PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS, INC.                  BUSINESS ADDRESS                 WHICH EMPLOYMENT IS CONDUCTED
Collene C. Currie, Director                 4835 LBJ Freeway, 8th Floor              Director of Client
                                            Dallas, Texas 75244                      Development, Edeagroup

Earl D. Cecil, Director                     3780 Paseo Vista Famosa                  Financial and Business
                                            Rancho Santa Fe, CA 92091                Consultant

Richard W. Humphrey,                        1800 Valley View Lane                    Regis Realty, Inc.,
Director                                    Suite 300                                Real Estate and Sales
                                            Dallas, Texas 75234                      Acquisitions

Joseph Mizrachi, Director                   7700 Congress Avenue                     Investments
                                            Suite 3106
                                            Boca Raton, Florida 33487

Ronald E. Kimbrough,                        1800 Valley View Lane                    Executive Vice
Executive Vice President and                Suite 300                                President, Basic
Chief Financial Officer                     Dallas, Texas 75234                      Capital Management,
                                                                                     Inc.

Louis J. Corna, Executive                   1800 Valley View Lane                    Executive Vice
Vice President - Tax                        Suite 300                                President, Basic
                                            Dallas, Texas 75234                      Capital Management,
                                                                                     Inc.

David W. Starowicz,                         1800 Valley View Lane                    Executive Vice
Executive Vice President -                  Suite 300                                President, Basic
Commercial Asset Management                 Dallas, Texas 75234                      Capital Management,
                                                                                     Inc.

Mark W. Branigan, Executive                 1800 Valley View Lane                    Executive Vice
Vice President - Residential                Suite 300                                President, Basic
                                            Dallas, Texas 75231                      Capital Management,
                                                                                     Inc.

Robert A. Waldman, Senior                   1800 Valley View Lane                    Senior Vice President,
Vice President, Secretary                   Suite 300                                General Counsel and
and General Counsel                         Dallas, Texas 75234                      Secretary, Basic
                                                                                     Capital Management,
                                                                                     Inc.



                               Schedules - Page 1

                                   SCHEDULE 2

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           AMERICAN REALTY TRUST, INC.


    NAME AND CAPACITY WITH                                                            PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS, INC.                  BUSINESS ADDRESS                 WHICH EMPLOYMENT IS CONDUCTED
Ronald E. Kimbrough,                        1800 Valley View Lane                  Executive Vice
Director, Executive Vice                    Suite 300                              President, Basic
President and Chief                         Dallas, Texas 75234                    Capital Management,
Financial Officer                                                                  Inc.

Louis J. Corna, Executive                   1800 Valley View Lane                  Executive Vice
Vice President - Tax                        Suite 300                              President, Basic
                                            Dallas, Texas 75234                    Capital Management,
                                                                                   Inc.

David W. Starowicz,                         1800 Valley View Lane                  Executive Vice
Executive Vice President -                  Suite 300                              President, Basic
Commercial Asset Management                 Dallas, Texas 75234                    Capital Management,
                                                                                   Inc.

Mark W. Branigan, Executive                 1800 Valley View Lane                  Executive Vice
Vice President - Residential                Suite 300                              President, Basic
                                            Dallas, Texas 75234                    Capital Management,
                                                                                   Inc.

Robert A. Waldman, Director                 1800 Valley View Lane                  Senior Vice President,
and Senior Vice President,                  Suite 300                              General Counsel and
Secretary and General                       Dallas, Texas 75234                    Secretary, Basic
Counsel                                                                            Capital Management,
                                                                                   Inc.



                               Schedules - Page 2

                                   SCHEDULE 3

                       EXECUTIVE OFFICERS AND DIRECTORS OF
                               EQK HOLDINGS, INC.

    NAME AND CAPACITY WITH                                                            PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS, INC.                  BUSINESS ADDRESS                 WHICH EMPLOYMENT IS CONDUCTED
Ronald E. Kimbrough, Director                    1800 Valley View Lane               Executive Vice
and Vice President and Chief                     Suite 300                           President, Basic
Financial Officer                                Dallas, Texas 75234                 Capital Management,
                                                                                     Inc.

Mark W. Branigan,                                1800 Valley View Lane               Executive Vice
Vice President                                   Suite 300                           President, Basic
                                                 Dallas, Texas 75234                 Capital Management,
                                                                                     Inc.

Louis J. Corna, Vice President                   1800 Valley View Lane               Executive Vice
                                                 Suite 300                           President, Basic
                                                 Dallas, Texas 75234                 Capital Management,
                                                                                     Inc.

Robert A. Waldman, Director and                  1800 Valley View Lane               Senior Vice President,
Secretary                                        Suite 300                           General Counsel and
                                                 Dallas, Texas 75234                 Secretary, Basic
                                                                                     Capital Management,
                                                                                     Inc.

John Cook, Vice President                        1800 Valley View Lane               Vice President, Basic
                                                 Suite 300                           Capital Management,
                                                 Dallas, Texas 75234                 Inc.

Thomas Bell, Vice President                      1800 Valley View Lane               Vice President, Basic
                                                 Suite 300                           Capital Management,
                                                 Dallas, Texas 75234                 Inc.



                               Schedules - Page 3

                                   SCHEDULE 4

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                         BASIC CAPITAL MANAGEMENT, INC.


    NAME AND CAPACITY WITH                                                            PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS, INC.                  BUSINESS ADDRESS                 WHICH EMPLOYMENT IS CONDUCTED
Ryan T. Phillips,                           1800 Valley View Lane                 President, Signature
Director                                    Suite 300                             Asset Management, Inc.
                                            Dallas, Texas 75234

Mickey Ned Phillips,                        264 Rolling Hills Circle              President, Ned Phillips
Director                                    Gaffney, SC 29340                     Construction Company

Ronald E. Kimbrough,                        1800 Valley View Lane                 Executive Vice
Executive Vice President                    Suite 300                             President, Basic Capital
and Chief Financial                         Dallas, Texas 75234                   Management, Inc.
Officer

Louis J. Corna,                             1800 Valley View Lane                 Executive Vice
Executive Vice President                    Suite 300                             President, Basic Capital
- Tax                                       Dallas, Texas 75234                   Management, Inc.

David W. Starowicz,                         1800 Valley View Lane                 Executive Vice
Executive Vice President                    Suite 300                             President, Basic Capital
- Commercial Asset                          Dallas, Texas 75234                   Management, Inc.
Management

Mark W. Branigan,                           1800 Valley View Lane                 Executive Vice
Executive Vice President                    Suite 300                             President, Basic Capital
- Residential                               Dallas, Texas 75234                   Management, Inc.

Robert A. Waldman,                          1800 Valley View Lane                 Senior Vice President,
Senior Vice President,                      Suite 300                             General Counsel and
Secretary and General                       Dallas, Texas 75234                   Secretary, Basic Capital
Counsel                                                                           Management, Inc.



                               Schedules - Page 4

                                   SCHEDULE 5

                       EXECUTIVE OFFICERS AND DIRECTORS OF

                     TRANSCONTINENTAL REALTY INVESTORS, INC.


    NAME AND CAPACITY WITH                                                            PRESENT BUSINESS IN
AMERICAN REALTY INVESTORS, INC.                  BUSINESS ADDRESS                 WHICH EMPLOYMENT IS CONDUCTED
Ted P. Stokely, Chairman of                1800 Valley View Lane                General Manager, Minority
the Board of Directors                     Suite 200                            and Elderly Housing
                                           Dallas, Texas 75234                  Assistance Foundation, Inc.

Henry A. Butler, Director                  1800 Valley View Lane                Land Sales, Basic Capital
                                           Suite 300                            Management, Inc.
                                           Dallas, Texas 75234

Earl D. Cecil, Director                    3780 Paseo Vista Famosa              Financial and Business
                                           Rancho Santa Fe, CA 92091            Consultant

Matin L. White, Director                   8051 Coach Drive                     Chairman of the Board and
                                           Oakland, California 94605            Chief Executive Officer of
                                                                                Community Based Developers,
                                                                                Inc.

Ronald E. Kimbrough,                       1800 Valley View Lane                Executive Vice President,
Executive Vice President                   Suite 300                            Basic Capital Management,
and Chief Financial Officer                Dallas, Texas 75234                  Inc.

Mark W. Branigan, Executive                1800 Valley View Lane                Executive Vice President,
Vice President -                           Suite 300                            Basic Capital Management,
Residential                                Dallas, Texas 75234                  Inc.

David W. Starowicz,                        1800 Valley View Lane                Executive Vice President,
Executive Vice President -                 Suite 300                            Basic Capital Management,
Commercial Asset Management                Dallas, Texas 75234                  Inc.

Louis J. Corna, Executive                  1800 Valley View Lane                Executive Vice President,
Vice President - Tax                       Suite 300                            Basic Capital Management,
                                           Dallas, Texas 75234                  Inc.

Robert A. Waldman, Senior                  1800 Valley View Lane                Senior Vice President,
Vice President, Secretary                  Suite 300                            General Counsel and
and General Counsel                        Dallas, Texas 75234                  Secretary, Basic Capital
                                                                                Management, Inc.


                               Schedules - Page 5